Sana Biotechnology, Inc.

188 East Blaine Street, Suite 400

Seattle, WA 98102

February 1, 2021

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Tracie Mariner

Mary Mast

Ada D. Sarmento

Mary Beth Breslin

Re:	Sana Biotechnology, Inc. Registration Statement on Form S-1 (Registration No. 333- 252061)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (Registration No. 333-252061) (the “Registration Statement”) of Sana Biotechnology, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:30 p.m., Washington, D.C. time, on February 3, 2021, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Brian Cuneo at (650) 463-3014 or B. Shayne Kennedy at (714) 755-8181.

Thank you for your assistance in this matter.

Very truly yours,

SANA BIOTECHNOLOGY, INC.
By:	/s/ Steven D. Harr, M.D.
Steven D. Harr, M.D.
President and Chief Executive Officer

cc:	James J. McDonald, Sana Biotechnology, Inc.

Brian Cuneo, Latham & Watkins LLP

B. Shayne Kennedy, Latham & Watkins LLP

Charles S. Kim, Cooley LLP

Kristin VanderPas, Cooley LLP